Exhibit 99-6

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., September 24, 2002 — Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of $.055 cents per share for the third quarter of 2002. The dividend will be payable on October 15, 2002 to shareholders of record on October 1, 2002. The aggregate amount of the dividend is expected to be approximately $1,505,000. The amount of the quarterly dividend is based on an indicated annualized dividend rate of 22 cents per share.

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

For Interpool Inc.
Contact:

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com

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